MML II – N-SAR Exhibits

For Period Ending 12/31/07
File No. 811-21714

Item 77O.  Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Equity Fund (Series 5)

On July 17, 2007, Registrant purchased 1,700 shares issued by Dice Holdings, Inc. at a price of $13.00 per share, amounting to a $22,100 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Morgan Stanley, JP Morgan, Credit Suisse and Lehman Brothers were the brokers from whom the Fund purchased the shares.

On September 24, 2007, Registrant purchased 2,200 shares issued by Concur Technologies, Inc. at a price of $28.50 per share, amounting to a $62,700 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Deutsche Bank and Credit Suisse were the brokers from whom the Fund purchased the shares.

On October 24, 2007, Registrant purchased 469 shares issued by Longtop Financial Techno at a price of $17.50 per share, amounting to an $8,207.50 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Deutsche Bank AG and Goldman Sachs (Asia) were the brokers from whom the Fund purchased the shares.

On December 14, 2007, Registrant purchased 1,600 shares issued by Intellon Corporation at a price of $6.00 per share, amounting to a $9,600 aggregate purchase price.  Jefferies & Company, an affiliate of Massachusetts Mutual Life Insurance Company, participated in the underwriting syndicate.  Deutsche Bank Securities Inc., Oppenheimer & Company and Piper Jaffray & Company were the brokers from whom the Fund purchased the shares.